SUB-ITEM 77E: Legal Proceedings
On June 2, 2011, a complaint was filed against Hartford Investment Management Company in the United States District Court of Connecticut (Deutsche Bank Trust Company Americas v. Aetna, Inc., ING Investment Trust Co., Milan E. Chilla, Hartford Investment Management Co., and UBS AG (D. Conn.)).  In a similar action, plaintiffs filed a complaint listing Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. as members of the defendant class (The Official Committee of Unsecured Creditors of Tribune Company v. Fitzsimons, et al. (Bankr. D. Del.)).  The complaints relate to the bankruptcy of the Tribune Company, which was a public company that repurchased its shares in a leveraged buyout in 2007, but entered bankruptcy a year later.  The complaints were served in August 2011.  The plaintiffs in each case allege that the repurchase of shares acted as a fraudulent transfer.  The plaintiffs in each case seek to recover from each class member the amount of consideration received in the buyout.  Each action was recently transferred to the United States District Court for the Southern District of New York.  In the Deutsche Bank Trust Company Americas action, the defendants have filed a motion to dismiss, which plaintiffs have opposed.  The court in the Deutsche Bank Trust Company Americas action has not yet ruled on the motion.  The Official Committee of Unsecured Creditors of Tribune Company action is currently stayed and no responsive pleading has been filed.  The Hartford intends to vigorously defend these actions.